[Translation]

                                                       Filed on October 25, 2005
To Whom It May Concern:
                                   Company Name:  Hino Motors, Ltd.
                                   Name and Title of Representative:
                                      Shoji Kondo, President
                                   Code Number: 7205
                                      Securities exchanges throughout Japan
                                   Name and Title of Contact Person:
                                      Toshihisa Sakaki
                                      General Manager, Corporate Communications
                                        Department, Corporate Planning Division
                                   Telephone Number: 03-5419-9320
                                   (The Parent Company of Hino Motors, Ltd.)
                                   Company Name:  Toyota Motor Corporation
                                   Name and Title of Representative:
                                      Katsuaki Watanabe , President
                                   Code Number: 7203
                                      Securities exchanges throughout Japan



                         Notice Concerning Amendments to
                    the Business Projections (Consolidated)

Based on recent movements in our business performance, we hereby make the following amendments to the consolidated business projections previously disclosed upon the announcement of the financial statements on April 26, 2005:

1. Amendments to the prospective figures of consolidated business performance for the interim period ending September 30, 2005 (from April 1, 2005 to September 30, 2005).


                                                                                            (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income    Interim net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                   530,000               12,300               9,500
    (Announced on April 26, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                        566,380               16,221              13,169
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              36,380                3,921               3,669
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change                                                   6.9%                31.9%               38.6%
    ---------------------------------------------- -------------------- -------------------- -------------------
    Actual performance of Interim period of
    FY2005 (from April 1, 2004 to September 30,                543,389               19,264               7,666
    2004)
    ---------------------------------------------- -------------------- -------------------- -------------------

2. Amendments to the prospective figures of full year consolidated business performance of Fiscal Year 2006 ending March 31, 2006 (from April 1, 2005 to March 31, 2006)


                                                                                            (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income        Net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                 1,170,000               40,300              27,500
    (Announced on April 26, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                      1,220,000               44,000              30,000
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              50,000                3,700               2,500
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change                                                   4.3%                 9.2%                9.1%
    ---------------------------------------------- -------------------- -------------------- -------------------
    Actual performance from April 1, 2004 to                 1,130,100               39,751              17,672
    March 31, 2005 (FY2005)
    ---------------------------------------------- -------------------- -------------------- -------------------


3.   Reasons for the Amendments

     The prospective figures of the consolidated business performance of the Fiscal Year 2006 (the interim period and full year) were announced previously in April 2005. As the sales of trucks in Japan increased, the net revenues are now expected to increase by 6.9% for the interim period and by 4.3% for the full year, from the previously announced projected figures. Due to the increase in net revenues, both ordinary income and net income are now expected to increase from the previously announced projected figures.

     Hino Motors, Ltd. applied to delist its shares from the Osaka Securities Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange on September 22, 2005. The dates of delisting are expected to be November 14, 2005 for the Osaka Securities Exchange, November 4, 2005 for the Fukuoka Stock Exchange and November 6, 2005 for the Sapporo Securities Exchange.






                                  [Translation]

                                                                October 25, 2005
To Whom It May Concern:
                                    Company Name:  Hino Motors, Ltd.
                                    Name and Title of Representative:
                                       Shoji Kondo, President
                                    Code Number: 7205
                                    Securities exchanges throughout Japan
                                    Name and Title of Contact Person:
                                       Toshihisa Sakaki
                                       General Manager, Corporate Communications
                                         Department, Corporate Planning Division
                                    Telephone Number: 03-5419-9320
                                    (The Parent Company of Hino Motors, Ltd.)

                                    Company Name:  Toyota Motor Corporation
                                    Name and Title of Representative:
                                       Katsuaki Watanabe, President
                                    Code Number: 7203
                                       Securities exchanges throughout Japan


                         Notice Concerning Amendments to
                   the Business Projections (Non-consolidated)

Based on recent movements in our business performance, we hereby make the following amendments to the business projections previously disclosed upon the announcement of the financial statements on April 26, 2005:

1. Amendments to the prospective figures of non-consolidated business performance for the interim period ending September 30, 2005 (from April 1, 2005 to September 30, 2005)



                                                                                            (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income    Interim net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                   414,000                9,600               6,000
    (Announced on April 26, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                        439,980               15,924              10,194
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              25,980                6,324               4,194
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change                                                   6.3%                65.9%               69.9%
    ---------------------------------------------- -------------------- -------------------- -------------------
    Actual performance of Interim period of
    FY2005 (from April 1, 2004 to September 30,                436,074               16,983               6,633
    2004)
    ---------------------------------------------- -------------------- -------------------- -------------------


2. Amendments to the prospective figures of full year non-consolidated business performance of Fiscal Year 2006 ending March 31, 2006 (from April 1, 2005 to March 31, 2006)


                                                                                             (In millions of yen)
    ---------------------------------------------- -------------------- -------------------- -------------------
                                                      Net revenues        Ordinary income        Net income
    ---------------------------------------------- -------------------- -------------------- -------------------
    Previous projections (A)                                   897,000               31,500              19,000
    (Announced on April 26, 2005)
    ---------------------------------------------- -------------------- -------------------- -------------------

    New projections (B)                                        924,000               39,100              24,000
    ---------------------------------------------- -------------------- -------------------- -------------------
    Amount changed                                              27,000                7,600               5,000
    (B - A)
    ---------------------------------------------- -------------------- -------------------- -------------------

    % of change                                                   3.0%                24.1%               26.3%
    ---------------------------------------------- -------------------- -------------------- -------------------
    Actual performance from April 1, 2004 to                   893,819               30,026              10,263
    March 31, 2005 (FY2005)
    ---------------------------------------------- -------------------- -------------------- -------------------


3.   Reasons for the Amendments


     The prospective figures of the non-consolidated business performance of the Fiscal Year 2006

     (the interim period and full year) were announced previously in April 2005. As the sales of trucks in Japan increased, the net revenues are now expected to increase by 6.3% for the interim period and by 3.0% for the full year, from the previously announced projected figures. Due to the increase in net revenues, both ordinary income and net income are now expected to increase from the previously announced projected figures.

     Hino Motors, Ltd. applied to delist its shares from the Osaka Securities Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange on September 22, 2005. The dates of delisting are expected to be November 14, 2005 for the Osaka Securities Exchange, November 4, 2005 for the Fukuoka Stock Exchange and November 6, 2005 for the Sapporo Securities Exchange.